Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 9
DATED JANUARY 10, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010, Supplement No. 3 dated November 5, 2010, Supplement No. 4 dated November 12, 2010, Supplement No. 5 dated November 16, 2010, Supplement No. 6 dated December 7, 2010, Supplement No. 7 dated December 13, 2010 and Supplement No. 8 dated December 28, 2010.  Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Status of the Offering

We satisfied our minimum offering requirement in Pennsylvania on January 3, 2011.  All subscription proceeds have been released from escrow.

Distribution Update

The following supersedes in its entirety the second paragraph of the “Distribution Update” contained in Supplement No. 8.

We will not fund any distributions from the net proceeds of our offering. We intend to fund distributions from cash flow from operations, determined in accordance with GAAP.  We also may fund distributions from cash flow generated from investing activities, including the net proceeds from the sale of our assets, from advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses.  We have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

Investments in Real Estate Assets

Recent Acquisitions

On December 31, 2010, we purchased the following portfolio:

Property Name	Date Acquired	Total Square Feet or Units	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Dollar General Portfolio --AL and GA	12/31/10	82,818	$8,525,000	8.15%	$716,189	$8.65	15	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Dollar General Portfolio. On December 31, 2010, we, through wholly owned subsidiaries formed for this purpose, acquired fee simple interests in nine Dollar General stores, located in Alabama and Georgia.  We purchased these properties from an unaffiliated third party, Sherwin Real Estate, Inc., for approximately $8.5 million.  Closing costs for this acquisition did not exceed $75,000.  We funded the purchase price with proceeds from our offering.  The average cap rate in place at acquisition for the properties is 8.15%.

Each store in the portfolio contains between 8,982 and 10,640 square feet and was constructed in 2009 or 2010.  Each property is 100% occupied by Dollar General Corporation (“Dollar General”), pursuant to a fifteen year, triple-net lease expiring in 2025.  Each lease is renewable for five five-year terms.  According to its public filings, Dollar General had 9,273 stores, located in thirty-five states, as of October 29, 2010, more retail locations than any other retailer in America.  For its fiscal quarter ended October 29, 2010, Dollar General reported net income equal to $128 million.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to any of the properties in this portfolio.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of December 2010, we issued approximately 1,892,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $18.7 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of December 31, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	25,650,543	254,995,943	24,074,391	230,921,552

Shares sold pursuant to our distribution reinvestment plan:	480,715	4,566,788	–	4,566,788

Shares purchased pursuant to our share repurchase program:	(30,387)	(289,526)	–	(289,526)
Total:	26,120,871	$259,473,205	$24,074,391	$235,398,814

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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